

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50433



FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Comprehensive Asset Management & Servicing, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2001 Rt 46, Suite 506
(No. and Street)

Parsippany, NJ 07054
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Milgrom, Galuskin, Balmuth
(Name – *if individual, state last, first, middle name*)

2025 Lincoln Highway Edison NJ 08817
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/19/2002

OATH OR AFFIRMATION

I, Timothy L. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Comprehensive Asset Management + Servicing, Inc, as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title

MARY ANN PANDISCIA
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Sept. 3, 2003



Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.

FINANCIAL REPORT

DECEMBER 31, 2001

COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.
DECEMBER 31, 2001

CONTENTS

.Milgrom Galuskin Balmuth & Company
Certified Public Accountants, P.C.

MGB&Co.

Paul D. Milgrom
Martin Galuskin
Brad M. Balmuth
Paul A. Fried

Independent Auditors' Report

To the Stockholders
Comprehensive Asset Management and Servicing, Inc.
Parsippany, New Jersey

We have audited the accompanying statement of financial condition of Comprehensive Asset Management and Servicing, Inc. as of December 31, 2001, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Comprehensive Asset Management and Servicing, Inc. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Milgrom Galuskin Balmuth & Company
Certified Public Accountants, P.C.

Edison, New Jersey
February 4, 2002

2025 Lincoln Highway
Edison, NJ 08817
Tel. 732.287.9000
Fax 732.287.8516
E-mail: info@mgbcpa.com

Two Pennsylvania Plaza
Suite 1910
New York, NY 10121
Tel. 212.643.8015

COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 201,310
Deposit with clearing broker - dealer	25,000
Prepaid commissions	43,303
Prepaid expenses and other assets	26,651
Property and equipment, at cost, less accumulated depreciation and amortization of $14,629	37,185
TOTAL ASSETS	$ 333,448

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable, accrued expenses and other liabilities	$ 39,294
Deferred revenue	128,336
Total Liabilities	167,630
Commitments	
Stockholders' Equity:	
Common stock, no par value; 2,500 shares authorized, 132 shares issued and outstanding	263,500
Additional paid-in capital	93,000
Accumulated Deficit	(190,682)
Total Stockholders' Equity	165,818
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 333,448

See accompanying notes to financial statements.

COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues:	
Fee income	$ 839,108
Commissions	461,260
Other	31,482
Total revenues	1,331,850
Expenses:	
Commissions	718,512
Salaries	313,958
Payroll taxes	30,380
Professional fees	67,575
Rent and utilities	73,177
Office expense	18,729
Promotion and marketing	18,509
Recruiting	2,313
Computer services	23,116
Outside services	11,123
Postage	9,773
Clearing broker fees	8,997
Regulatory fees and assessments	5,380
Telephone	22,385
Insurance - medical	19,999
Insurance - other	18,053
Auto and travel	9,589
Depreciation and amortization	9,411
Miscellaneous	17,690
Total expenses	1,398,669
(Loss) from Operations	(66,819)
Interest Income	6,883
Net (Loss)	$ (59,936)

See accompanying notes to financial statements.

COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock		Additional Paid-in	Retained Earnings	
	Shares	Amount	Capital	(Deficit)	Total
Balance, January 1, 2001	132	$ 263,500	$ 93,000	$ (130,746)	$ 225,754
Net loss	-	-	-	(59,936)	(59,936)
Balance, December 31, 2001	132	$ 263,500	$ 93,000	$ (190,682)	$ 165,818

See accompanying notes to financial statements.

COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flows from Operating Activities:	
Net Loss	$ (59,936)
Adjustments to Reconcile Net Loss to Net Cash	
Used in by Operating Activities:	
Depreciation and amortization	9,411
Increase (decrease) in operating assets:	
Prepaid commissions	7,654
Commissions receivable	96,824
Prepaid expenses and other assets	984
Decrease (increase) in operating liabilities:	
Accounts payable, accrued expenses and other liabilities	(7,231)
Commissions payable	(70,251)
Deferred revenues	(60,368)
Net Cash Used in Operating Activities	(82,913)
Cash Flows from Investing Activities:	
Purchase of property and equipment	(10,454)
Net Cash Used in Investing Activities	(10,454)
Net Decrease in Cash and Cash Equivalents	(93,367)
Cash and Cash Equivalents - Beginning of Year	294,677
Cash and Cash Equivalents - End of Year	$ 201,310
Supplementary Disclosure of Cash Flow Information:	
Income taxes paid	$ 83

See accompanying notes to financial statements.

COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note 1 - Principal Business Activity and Summary of Significant Accounting Policies:

Principal Business Activity

Comprehensive Asset Management and Servicing, Inc. (the "Company") is a registered securities broker-dealer and is subject to regulation by the Securities and Exchange Commission and the National Association of Securities Dealers.

The Company operates pursuant to a brokerage service agreement with other brokers, under which these brokers assume and maintain the Company's customer accounts.

The Company's clients are located throughout the United States.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term instruments with an original maturity of three months or less to be cash equivalents. Included in this amount at December 31, 2001 is approximately $156,000 of funds held by the Company's clearing broker-dealers. These amounts result from the broker-dealer's collection of customer fees for the Company's account.

Credit Risk Arising from Cash Deposits in Excess of Insured Limits

The Company maintains cash balances at a financial institution in New Jersey, deposits in which are insured by a federal agency up to $100,000. At various times cash balances at this institution may exceed the insurance limits. Cash equivalents are not insured.

Revenue Recognition

The Company's revenue is derived principally from investment advisory services under agreements that generally provide for compensation based on various percentages of assets under management. Fees are billed and payable either annually or quarterly. Fifty percent of the fee is non-refundable and earned when billed. The balance, which is refundable pro-rata in the event of early termination, is recognized over the term of the billing period. Deferred revenue at December 31, 2001 represents investment advisory fees billed in excess of amounts earned.

Revenues from other services, which include financial planning and consulting services, are recognized when the services have been provided and are billable.

Depreciation and Amortization

Depreciation and amortization of property and equipment is provided for by the straight-line method over five years which is the estimated useful lives of the respective assets.

COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note 1 - Principal Business Activity and Summary of Significant Accounting Policies (Cont'd):

Income Taxes

The Company has elected to be taxed as an "S" corporation for Federal and New Jersey purposes. Under these provisions the stockholders include their allocable share of the Company's taxable income or loss in their individual income tax returns. Accordingly, no provision has been made for income taxes in the accompanying statement of income. The Company is liable for state corporate income taxes at a nominal rate of .5%.

Note 2 - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital as defined shall not exceed 15.00 to 1. At December 31, 2001, the Company had net capital of $57,466 which was $32,466 in excess of its required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2001 was 2.92 to 1, which is less than the maximum allowable ratio at that date of 15.00 to 1.

Note 3 - Commitments:

Operating Leases

The Company is obligated under a five-year lease for office facilities, which expires in March 2005, at a monthly rent of $7,570. The Company is also liable for its proportionate share of increases in operating costs and real estate taxes.

Future minimum annual lease payments are as follows:

Year Ended December 31,	
2002	$ 90,840
2003	90,840
2004	90,840
2005	22,710
Total	$ 295,230

The Company has leased part of its office facilities to two subtenants, on a month to month basis, at an aggregate monthly rent of $1,600.

Rent expense for office facilities, net of sublease income of $19,200, was $73,177 for the year ended December 31, 2001.

COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note 3 - Commitments (Cont'd):

Timing Signals Service

The Company and an affiliate (see Note 4) are joint parties to an agreement with a third party for timing signals service. The cost of these services to each party are generally based on a percentage of the fees collected with a minimum aggregate annual fee of $50,000. The agreement may be terminated by either party with one year written notice. In the event of termination, the minimum amount due for the final twelve months is $25,000 or 25% of fees collected, whichever is greater. The expense incurred by the Company for the year ended December 31, 2001 was $32,779 which is included in professional fees in the accompanying statement of operations. The third party provider of the timing signals service has informally agreed to waive its minimum annual fee requirement for the twelve month period ended September 30, 2001.

Note 4 - Related Party Transaction:

The Company is a party to a facilities use agreement with an affiliated limited liability company, the majority member of which is the majority stockholder of the Company. The affiliate may utilize the Company's office space, equipment and employees at no cost to the affiliate. Also, the affiliate allows the Company to utilize its own leased office furniture and equipment at no cost.

Note 5 – Property and Equipment:

Property and equipment are stated at cost and consist of the following:

Computer equipment and software	$ 43,455
Furniture and fixtures	2,999
Leasehold improvements	5,360
	$ 51,814

Depreciation expense aggregated $9,411 for the year ended December 31, 2001.

Note 6 – Profit Sharing Plan:

The Company sponsors a 401(k) profit sharing plan that covers all employees who meet certain eligibility requirements. The Company may, at its discretion, contribute to the plan. The Company contributed $1,225 for the year ended December 31, 2001.

SUPPLEMENTARY INFORMATION

SCHEDULE I
COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

Net Capital:		
Stockholders' equity		$ 165,818
Deductions and/or Charges		
Nonallowable Assets:		
Prepaid commissions	$ 43,303	
Prepaid expenses and other assets	26,651	
Property and equipment, net of accumulated depreciation	37,185	107,139
Net Capital Before Haircuts on Securities Positions (Tentative Net Capital)		58,679
Haircuts on Securities:		
Other securities		1,213
Net capital, as defined		$ 57,466
Aggregate Indebtedness:		
Items included in Statement of Financial Condition		
Accounts payable, accrued expenses and other liabilities		$ 39,294
Deferred revenue		128,336
Total Aggregate Indebtedness		$ 167,630
Ratio of Aggregate Indebtedness to Net Capital		2.92:1

The ratio of aggregate indebtedness to net capital is 2.92 to 1, which is less than the maximum allowable ratio of 15.00 to 1.

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There is no material difference between the above computation for the determination of net capital and the corresponding computation included in the Company's unaudited Part II FOCUS report filing as of the same date.

SCHEDULE II
COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k)(2)(ii).

SCHEDULE III
COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.
INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with clearing brokers and promptly transmits all customer funds and securities to the clearing broker that carries the accounts of such customers.

The Company does not maintain margin accounts for its customers; and, therefore, there were no excess margin securities.

Procedures for the handling and safeguarding of securities, in the event that they are received, were reviewed and determined to be adequate.

Milgrom Galuskin Balmuth & Company
Certified Public Accountants, P.C.

MGB&Co.

Paul D. Milgrom
Martin Galuskin
Brad M. Balmuth
Paul A. Fried

Independent Auditors' Report on Internal Accounting Control

To the Stockholders
Comprehensive Asset Management and Servicing, Inc.
Parsippany, New Jersey

In planning and performing our audit of the financial statements and supplemental schedules of Comprehensive Asset Management and Servicing, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2025 Lincoln Highway
Edison, NJ 08817
Tel. 732.287.9000
Fax 732.287.8516
E-mail: info@mgbcpa.com

Two Pennsylvania Plaza
Suite 1910
New York, NY 10121
Tel. 212.643.8015

To the Stockholders
Comprehensive Asset Management and Servicing, Inc.
February 4, 2002
Page Two

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the NASD and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Milgrom Galuskin Balmuth & Company
Certified Public Accountants, P.C.

Edison, New Jersey
February 4, 2002